Exhibit 99

AFFILIATED PERSONS REPORT

Open Joint Stock Company Long-distance and International Communications “Rostelecom”

Issuer’s number:   00124—A

As of   30 09 2009

Location of the issuer:	15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation

Information contained in this affiliated persons report is disclosed in accordance with the requirements of securities legislation of the Russian Federation

Web site of the issuer:	www.rt.ru/icenter

General Director of OJSC “Rostelecom”		/s&s/	Anton Yu. Kolpakov
		/sign/	Name
Date:	October 2, 2009	/seal/

Identification numbers of the Issuer
TIN	7707049388
State registration number	1027700198767

I. List of affiliated persons as of	30 09 2009

No	Full name of the affiliated entity or person	Address of the entity or person (prior consent of natural person required)	The ground(s) of being affiliated	Effective from	The stake of the affiliated entity or person in the charter capital of the issuer, %	The stake of the affiliated entity or person in ordinary shares of the issuer, %
1	2	3	4	5	6	7
1.	Vladimir N. Bondarik	Moscow	Member of the Board of Directors	30.05.2009	—	—
2.	Sergei I. Kuznetsov	Moscow	Member of the Board of Directors	30.05.2009	—	—
3.	Mikhail A. Leshchenko	Moscow	Member of the Board of Directors	30.05.2009	—	—
4.	Alexey A. Lokotkov	Moscow	Member of the Board of Directors	30.05.2009	0,000017	0,0000033
5.	Konstantin V. Malofeev	Moscow	Member of the Board of Directors	30.05.2009	—	—
6.	Alexander Yu. Provotorov	Moscow	Member of the Board of Directors	30.05.2009	—	—
7.	Ivan I. Rodionov	Moscow	Member of the Board of Directors	30.05.2009	—	—
8.	Viktor D. Savchenko	Moscow	Member of the Board of Directors	30.05.2009	—	—
9.	Yelena V. Umnova	Moscow	Member of the Board of Directors	30.05.2009	—	—
10.	Maxim Yu. Tsyganov	Moscow	Member of the Board of Directors	30.05.2009	—	—
11.	Yevgeny V. Yurchenko	Moscow	The person belongs to the same group as the Company Member of the Board of Directors	10.02.2009 30.05.2009	—	—

12.	Andrei Yu. Baklykov	Moscow	Member of the Collective Executive Body	01.08.2009	—	—
13.	Vyacheslav V. Volkov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
14.	Yevgeny V. Gerasimov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
15.	Victor V. Iudin	Moscow Region	Member of the Collective Executive Body	01.08.2009	—	—
16.	Anton Yu. Kolpakov	St. Petersburg	Sole Executive Body Member of the Collective Executive Body	04.06.2009 04.06.2009	—	—
17.	Vladimir K. Mironov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
18.	Galina. V. Rysakova	Moscow	Member of the Collective Executive Body	01.08.2009	—	—
19.	Dmitry V. Sigalov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
20.	Vladimir V. Terekhov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
21.	Roman A. Frolov	Moscow Region	Member of the Collective Executive Body	01.08.2009	—	—
22.	Anton A. Khozyainov	Moscow	Member of the Collective Executive Body	01.08.2009	—	—
23.	Closed Joint Stock Company “AKOS”	38-a Prospekt 100 let Vladivostoky, city of Vladivostok, 690048	The entity belongs to the same group as the Company	04.03.2008	—	—
24.	Closed Joint Stock Company “Altel”	54B Prospekt Lenina , city of Barnaul, 656099	The entity belongs to the same group as the Company: CJSC “Altel” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—
25.	Closed Joint Stock Company “AMT”	24 Bolshaya Morskaya st., office 235, St. Petersburg, 191186	The entity belongs to the same group as the Company: CJSC “AMT” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
26.	Closed Joint Stock Company “ATC-32”	94 Mira st., city of Irkutsk, 664002	The entity belongs to the same group as the Company	27.06.2006	—	—

27.	Closed Joint Stock Company “ATC-41”	11A/1 Pionerskaya st., city of Bratsk, Irkutsk region, 665708	The entity belongs to the same group as the Company	18.12.2006	—	—
28.	Closed Joint Stock Company “Baikalwestcom”	68 2nd Zheleznodorozhnaya st., city of Irkutsk, 664005	The entity belongs to the same group as the Company: CJSC “Baikalwestcom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
29.	Closed Joint Stock Company “Vladimir-Teleservice”	20 Gorokhovaya st., city of Vladimir, 600017	The entity belongs to the same group as the Company: CJSC “Vladimir-Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
30.	Closed Joint Stock Company “Yeniseytelecom”	20 Kachinskaya st., city of Krasnoyarsk, 660020	The entity belongs to the same group as the Company: CJSC “Yeniseytelecom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
31.	Closed Joint Stock Company “Mobile telecommunications”	55 Plushchikha st., bldg. 2, Moscow, 119121	The entity belongs to the same group as the Company: CJSC “Mobile telecommunications” is an entity under direct control of OJSC “Svyazinvest”	15.09.1998	—	—
32.	Closed Joint Stock Company “Narodny Telefon Saratov”	40 Kiselyova st., city of Saratov, 410600	The entity belongs to the same group as the Company: CJSC “Narodny Telefon Saratov”is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

33.	Closed Joint Stock Company “Nizhegorodskaya cellular communications”	Dom Svyazi, M. Gorkogo sq. , city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: CJSC “Nizhegorodskaya cellular communications” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
34.	Closed Joint Stock Company “Novgorod Datacom”	20 Mikhaylova St., City of Veliky Novgorod, 173000	The entity belongs to the same group as the Company: CJSC “Novgorod Datacom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
35.	Closed Joint Stock Company “Novocom”	17A Oktyabrskaya St., City of Novosibirsk, 630099	The entity belongs to the same group as the Company	23.04.2008	—	—
36.	Closed Joint Stock Company “Operator center”	22A, Novotorzhskaya st. , city of Tver, 170000	The entity belongs to the same group as the Company	04.12.2007	—	—
37.	Closed Joint Stock Company “Orenburg GSM”	11 Volodarskogo st., city of Orenburg, 460000	The entity belongs to the same group as the Company: CJSC “Orenburg GSM” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
38.	Closed Joint Stock Company “Open telecommunications”	7 Tverskaya st., Moscow, 123375	The entity belongs to the same group as the Company: CJSC “Open telecommunications” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
39.	Closed Joint Stock Company “Parma-Inform”	86/1 Pervomayskaya St., city of Syktyvkar,,Republic of Komi, 167982, Russia	The entity belongs to the same group as the Company: CJSC “Parma-Inform” is an entity under indirect control of OJSC “Svyazinvest”	19.09.2006	—	—

40.	Closed Joint Stock Company “Petersburg Transit Telecom”	St. Petersburg	The entity belongs to the same group as the Company	22.01.2007	—	—
41.	Closed Joint Stock Company “RPK Svyazist”	settlement Petrovskoe, Priozersky district, Leningrad Region, 118732	The entity belongs to the same group as OJSC “Svyazinvest”	26.11.2003	—	—
42.	Closed Joint Stock Company “Startcom”	6 2nd Spasonalivkovsky pereulok, Moscow, 117909	The entity belongs to the same group as the Company: CJSC “Startcom” is an entity under direct control of OJSC “Svyazinvest”	20.08.1998	—	—
43.	Closed Joint Stock Company “Telecom” of Ryazan region	36 Svobody st., city of Ryazan 390006	The entity belongs to the same group as the Company: CJSC “Telecom” of Ryazan region is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
44.	Closed Joint Stock Company “Telecom-R”	12/1 office 15,17 Krasnoprudnaya st., Moscow, 107140	The entity belongs to the same group as the Company	26.12.2007	—	—
45.	Closed Joint Stock Company “Teleport-Ivanovo”	90 Tashkentskaya st., city of Ivanovo, 153032	The entity belongs to the same group as the Company:CJSC “Teleport-Ivanovo” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
46.	Closed Joint Stock Company “Transsvyaz”	2a Chaadayeva st., city of Nizhny Novgorod, 603035	The entity belongs to the same group as the Company: CJSC “Transsvyaz” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2004	—	—
47.	Closed Joint Stock Company “Ulyanovsk-GSM”	52 Goncharova st., city of Ulyanovsk, 432063	The entity belongs to the same group as the Company: CJSC “Ulyanovsk-GSM”is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

48.	Closed Joint Stock Company “FK-Svyaz”	42/2A office 610, Shepkina st., Moscow, 129110	The entity belongs to the same group as the Company: CJSC “FK-Svyaz” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—
49.	Closed Joint Stock Company “Centel”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Centel” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
50.	Closed Joint Stock Company “CenterTelecomService”	23 Proletarskaya st., office 101, city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: CJSC “CentreTelecomService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
51.	Closed Joint Stock Company “Chita Net”	22 Chaykovskogo st., Chita, 672090	The entity belongs to the same group as the Company: CJSC “Chita Net”is an entity under indirect control of OJSC “Svyazinvest”	25.08.2004	—	—
52.	Closed Joint Stock Company “Yugsvyazstroy”	110/1 Ayvazovskogo st., city of Krasnodar, 350040	The entity belongs to the same group as the Company: CJSC “Yugsvyazstroy” is an entity under indirect control of OJSC “Svyazinvest”	24.01.2001	—	—
53.	Limited Liability Company “Wireless Information Technologies” (“Besprovodniye informatsionniye tekhnologii” - BIT)	220 Lenina st., city of Yuzhno-Sakhalinsk	The entity belongs to the same group as the Company: LLC “BIT” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2005	—	—

54.	Limited Liability Company “Vladimirsky Payphone”	32a Stroiteley prospekt, city of Vladimir, 620014	The entity belongs to the same group as the Company: LLC “Vladimirsky Payphone” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
55.	Limited Liability Company “Giprosvyaz-Consulting”	11 3rd Khoroshevskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Consulting” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
56.	Limited Liability Company “Giprosvyaz - North-West”	25 Krasnogo Kursantab St., bldg. “V”-19”N”, city of St. Petersburg, 197110	The entity belongs to the same group as the Company: LLC “Giprosvyaz - North-West” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2005	—	—
57.	Limited Liability Company “Giprosvyaz-Siberia”	11 Energetikov prospect,, city of Novosibirsk, 630078	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Sibir” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
58.	Limited Liability Company “Interdaltelecom”	2-a Verkhneportovaya st., city of Vladivostok, 690600	The entity belongs to the same group as the Company	21.01.2008	—	—
59.	Limited Liability Company “Intmashservice”	8 Golubinskaya st., city of Volgograd, 400131	The entity belongs to the same group as the Company: LLC “Intmashservice” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

60.	Limited Liability Company “MobileCom”	17 Mira st., city of Vladimir, 600017	The entity belongs to the same group as the Company: LLC “MobileCom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
61.	Limited Liability Company “Nizhegorodsky Teleservice”	Dom Svyazi, M. Gorgogo sq., city of Nizhny Novgod, 603000	The entity belongs to the same group as the Company: LLC “Nizhegorodsky Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2005	—	—
62.	Limited Liability Company “SvyazProjectService”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “SvyazProjectService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
63.	Limited Liability Company “SZT-Finance” (“North-West Telecom — Finance”)	26 Bolshaya Morskaya st., office 422, St. Petersburg, 191186	The entity belongs to the same group as the Company: LLC “SZT-Finance” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2004	—	—
64.	Limited Liability Company “Telecom-Terminal”	13 Prospekt Lenina st., city of Ivanovo, 153000	The entity belongs to the same group as the Company: LLC “Telecom-Terminal” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
65.	Limited Liability Company “Telecom-Stroy”	9A 3d Belinskaya st., city of Ivanovo, 153011	The entity belongs to the same group as the Company: LLC “Telecom-Stroy” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—

66.	Limited Liability Company “Factorial-99”	47 Bratsky Pereulok st., city of Rostov-on-Don, 344082	The entity belongs to the same group as the Company: LLC “Factorial-99” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
67.	Limited Liability Company “Shakhtyorsksvyaz”	26 Mira st., city of Shakhtyorsk, Sakhalin region, 694910	The entity belongs to the same group as the Company	30.09.2008	—	—
68.	Limited Liability Company “Yug-Giprosvyaz”	67 Gagarina st., city of Krasnodar, 350062	The entity belongs to the same group as the Company: LLC “Yug-Giprosvyaz” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
69.	Limited Liability Company “YuTK-Finance” (“South Telecommunications Company-Finance”)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—
70.	Limited Liability Company Private Security Company “Zashchita”	47/1 Sovietskaya st., city of Volgograd, 400005	The entity belongs to the same group as the Company: LLC Private Security Company “Zashchita” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
71.	Limited Liability Company Private Security Company “Rostelecom-Security”	2 Deguninskaya st., bldg. 2, Moscow, 127486	The entity belongs to the same group as the Company: LLC Private Security Company “Rostelecom-Security” is an entity under direct control of OJSC “Svyazinvest”	30.06.2004	—	—
72.	Open Joint Stock Company “Joint stock company of telecommunications development “Mobiltelecom”	7 Batora st., city of Ulan-Ude, 670000	The entity belongs to the same group as the Company: OJSC “Joint stock company of telecommunications development “Mobiltelecom” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—

73.	Open Joint Stock Company “VolgaTelecom”	Dom Svyazi, M. Gorkogo sq., city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: OJSC “VolgaTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
74.	Open Joint Stock Company “Giprosvyaz”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: OJSC “Giprosvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
75.	Open Joint Stock Company “Dalsvyaz” (“Far East Telecommunications Company”)	57 Svetlanskaya st., city of Vladivostok, 690600	The entity belongs to the same group as the Company: OJSC “Dalsvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
76.	Open Joint Stock Company “Commercial data networks “OMRICS”	10 Tereshkovoy st., city of Orenburg, 460018	The entity belongs to the same group as the Company: OJSC “Commercial data networks “OMRICS” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
77.	Open Joint Stock Company “National Payphone network”	74A Prospekt Engelsa st., St. Petersburg, 194214	The entity belongs to the same group as the Company: OJSC “Svyazintek” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2005	—	—
78.	Open Joint Stock Company “NGTS-Page”	15/3 Vystavochnaya st., city of Novvosibirsk, 630078	The entity belongs to the same group as the Company: OJSC “NGTS-Page” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

79.	Open Joint Stock Company “Health Improvement Complex “Orbita”	village of Olginka, Tuapse district, Krasnodar Territory, 352840	The entity belongs to the same group as the Company: OJSC “Health Improvement Complex “Orbita” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
80.	Open Joint Stock Company “Regional Information Networks”	1 Trudovaya st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Regional Information Networks” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
81.	Open Joint Stock Company “Russian telecommunications network”	2/15 Maroseyka st., Moscow, 101000	The entity belongs to the same group as the Company: OJSC “Russian telecommunications network” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2004	—	—
82.	Open Joint Stock Company”Sakhatelecom”	22 Kurashova st., city of Yakutsk, 677000	The entity belongs to the same group as the Company	25.01.2007	—	—
83.	Open Joint Stock Company of Communications & Informatics of the Republic of Dagestan (“Dagsvyazinform”)	3 Prospekt Rasula Gazmatova st., city of Makhachkala, 367000	The entity belongs to the same group as the Company: OJSC “Dagsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	18.09.1995	—	—
84.	Open Joint Stock Company “North-West Telecom”	14/26 Gorokhovaya st., city of St. Petersburg, 191186	The entity belongs to the same group as the Company: OJSC “North-West Telecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
85.	Open Joint Stock Company “Sibirtelecom”	53 M. Gorkogo st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Sibirtelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

86.	Open Joint Stock Company named after V.V. Kuzminov “Stavtelecom”	10/12 Prospekt Oktyabrskoy Revolutsii st., city of Stavropol, 355035	The entity belongs to the same group as the Company: OJSC “Stavtelecom” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—
87.	Open Joint Stock Company “Uralsvyazinform”	11 Moskovskaya st., city of Yekaterinburg, 620014	The entity belongs to the same group as the Company: OJSC “Uralsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
88.	Open Joint Stock Company “Centralnaya telecommunicatsionnaya kompaniya” (“CenterTelecom”)	23 Proletarskaya st., city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: OJSC “CenterTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
89.	Open Joint Stock Company “Central telegraph”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: OJSC “Central telegraph” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
90.	Open Joint Stock Company “Yuzhnaya Telecommunicatsionnaya Kompaniya” (South Telecommunications Company - YuTK)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as the Company: OJSC “YuTK” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
91.	Open Joint Stock Company “Investitsionnaya kompaniya svyazi” (“Svyazinvest”)	55 Plushchikha st., bldg.2, Moscow, 119121	This entity is entitled to dispose over 20% of the Company’s voting shares	08.07.1997	38.00	50.67
92.	Federal Agency for Federal Property Management	9 Nikolsky Pereulok st., Moscow, 103685	The entity indirectly controls the Company	03.12.2004	—	—

93.	Autonomous non-commercial organization “NTCS TsNIIS-RTC”	8 1st Proyezd Perova Polya, Moscow, 111141	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	26.02.1996	—	—
94.	Subsidiary company Boarding House “Malakhit”	15, Sherbakova st., city of Yalta, Autonomous Republic of Crimea, 334200, Ukraine	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.12.2001	—	—
95.	Closed Joint Stock Company “Westelcom”	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.12.1992	—	—
96.	Closed Joint Stock Company “Globalstar — Space Telecommunications”	25 Dubovaya Roshcha st., bldg.2, Moscow, 127427	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	20.09.1996	—	—

97.	Closed Joint Stock Company “Globus Telecom”	38 Obraztsova st., Moscow, 127018	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	04.04.2006	—	—
98.	Closed Joint Stock Company “Zebra Telecom”	24 Trubnaya st., bldg. 3, Moscow, 103051	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	07.03.2006	—	—
99.	Closed Joint Stock Company “Incom”	27\26 Zubovsky Boulevard, bldg. 3, Moscow, 119021	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	30.11.2000	—	—
100.	Closed Joint Stock Company “Moskovsky Tsentr Novykh Tekhnology Telekommunikatsy” (“The Moscow Center of New Telecommunications Technologies”)	46 Arbat st., Moscow, 121002	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	09.10.2002	—	—

101.	Closed Joint Stock Company Scientific and Technical Center “COMSET”	7 1st Parkovaya st., Moscow, 105037	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	28.11.2000	—	—
102.	Closed Joint Stock Company “Rosmedia”	20 Borovaya St. bldg. “A”, city of St. Petersburg, 191119	The entity belongs to the same group as the Company: CJSC “Rosmedia” is indirectly controlled by OJSC “Rostelecom”	21.07.2009	—	—
103.	Closed Joint Stock Company “RTComm-Sibir”	86 Kirova St., city of Novosibirsk, 630102	The entity belongs to the same group as the Company: CJSC “RTComm-Sibir” is indirectly controlled by OJSC “Rostelecom”	30.06.2009	—	—
104.	Closed Joint Stock Company “Rustel”	6 Degtyarny Pereulok st., bldg. 2, Moscow	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.08.1996	—	—
105.	Closed Joint Stock Company “Strakhovaya Compania Profsoyuza Rabotnikov Svyazi “Costars” (“Costars” Insurance Company of the Telecommunications Employee Labor Union)	42 Leninsky Prospekt st., bldg. 3, office 33-08, Moscow, 119119	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	19.10.1993	—	—

106.	Limited Liability Company “BASHRTCOMM”	153|2 Rossiyskaya St., office 208, city of Ufa, 450104	The entity belongs to the same group as the Company: LLC “BASHRTCOMM” is indirectly controlled by OJSC “Rostelecom”	30.06.2009	—	—
107.	Limited Liability Company “Istochnik and Co”	Bekasovo Training Center, town Naro-Fominsk, Naro-Fominsk district, Moscow region, 143380	The entity belongs to the same group as the Company: LLC “Istochnik and Co” is indirectly controlled by OJSC “Rostelecom”	18.08.2009	—	—
108.	Limited Liability Company “RTComm-Yug”	54 Myasnikova St., city of Rostov-on-Don, 344019	The entity belongs to the same group as the Company: LLC “RTComm-Yug” is indirectly controlled by OJSC “Rostelecom”	30.06.2009	—	—
109.	Limited Liability Company “TverTelecom”	24 Novotorzhskaya st., city of Tver, 170000	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	31.12.2003	—	—
110.	Open Joint Stock Company “InfoTekS Taganrog Telecom”	19 Oktyabrskaya st., city of Taganrog, 347935	The entity belongs to the same group as the Company: OJSC “InfoTekS Taganrog Telecom” is indirectly controlled by OJSC “Rostelecom”	10.10.2002	—	—
111.	Open Joint Stock Company Moscow Long-Distance Telephone Exchange No. 9 (“MMTS-9”)	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	23.05.1997	—	—

112.	Open Joint Stock Company “RTComm.RU”	13 2nd Zvenigorodskaya st., building 43, Moscow, 123022	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.02.2002	—	—
113.	Open Joint Stock Company “Central Company Business Network”	1 Marshala Vasilevskogo st., bldg. 2, Moscow, 123098	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	27.06.1996	—	—
114.	Andrey V. Agayev	Moscow	The person belongs to the same group as the Company	03.03.2008	—	—
115.	Aleksey A. Aganin	City of Bratsk, Irkutsk region	The person belongs to the same group as the Company	31.03.2007	—	—
116.	Vladimir A. Akulich	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
117.	Anatoly Iv. Afanasyev	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
118.	Andrey V. Balacenko	City of Vladivostok	The person belongs to the same group as the Company	11.06.2009	—	—
119.	Irena G. Balikoyeva	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
120.	Aleksey V. Belov	city of Vladimir	The person belongs to the same group as the Company	03.02.2009	—	—
121.	Yevgeny V. Bolshakov	Moscow	The person belongs to the same group as the Company	28.05.2009	—	—

122.	Igor K. Borzhonov	city of Ulan-Ude	The person belongs to the same group as the Company	31.12.2007	—	—
123.	Mariya A. Bormotova	Moscow Region	The person belongs to the same group as the Company	18.08.2009	—	—
124.	Yury N. Vinogradov	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
125.	Konstantin G. Voloshin	city of Yakutsk	The person belongs to the same group as the Company	12.04.2007	—	—
126.	Gamzat B. Gamzatov	city of Makhachkala	The person belongs to the same group as the Company	31.03.2007	—	—
127.	Ivan V. Dadykin	City of Novosibirsk	The person belongs to the same group as the Company	01.05.2009	—	—
128.	Konstantin V. Yevtushenko	city of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—
129.	Yevgeny V. Yegorshin	City of Rostov-on-Don	The person belongs to the same group as the Company	03.07.2009	—	—
130.	Aleksander V. Zemtsev	city of Stavropol	The person belongs to the same group as the Company	31.03.2007	—	—
131.	Sergey A. Zakharov	city of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—
132.	Alexander V. Ivanov	City of Novosibirsk	The person belongs to the same group as the Company	24.07.2009	—	—
133.	Dmitry V. Ivanov	city of Ulyanovsk	The person belongs to the same group as the Company	31.03.2007	—	—
134.	Sergey M. Ivanov	city of Krasnoyarsk	The person belongs to the same group as the Company	31.03.2007	—	—
135.	Igor V. Klitochenko	city of Volgograd	The person belongs to the same group as the Company	31.03.2007	—	—

136.	Andrey L. Kozlov	Moscow	The person belongs to the same group as the Company	11.06.2008	—	—
137.	Leonid N. Kopachenko	city of Vladimir	The person belongs to the same group as the Company	31.03.2007	—	—
138.	Aleksander A, Kopytin	city of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—
139.	Vitaly S. Kostenko	city of Tver	The person belongs to the same group as the Company	31.03.2007	—	—
140.	Mikhail I. Krasnoborodko	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
141.	Andrey V. Krukhmalev	city of Rostov-on-Don	The person belongs to the same group as the Company	31.03.2007	—	—
142.	Sergey V. Kudrin	Moscow	The person belongs to the same group as the Company	01.07.2009	—	—
143.	Pavel B. Kuznetsov	Moscow	The person belongs to the same group as the Company	02.07.2007	—	—
144.	Valery P. Kurochkin	Krasnodar	The person belongs to the same group as the Company	27.04.2007	—	—
145.	Aleksander Yu. Kuchko	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
146.	Yury N. Lepikhov	City of Khimki, Moscow region	The person belongs to the same group as the Company	31.03.2007	—	—
147.	Sergey A. Litvishko	City of Novosibirsk-78	The person belongs to the same group as the Company	31.03.2007	—	—
148.	Victor P. Lozovoy	City of Shakhtyorsk	The person belongs to the same group as the Company	17.11.2008	—	—
149.	Valery P. Lokhin	Moscow	The person belongs to the same group as the Company	12.08.2008	—	—

150.	Vaagn A. Martirosyan	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
151.	Sergey A. Mitrushkin	City of Chita	The person belongs to the same group as the Company	07.11.2007	—	—
152.	Alexander L. Nekhayev	City of Novosibirsk	The person belongs to the same group as the Company	28.05.2008	—	—
153.	Andrey B. Papulin	City of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—
154.	Andrey L. Petrov	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
155.	Mikhail V. Petrov	City of Nizhny Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—
156.	Vladimir P. Polishchouk	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
157.	Yevgeny Yu. Popov	City of Uzhno-Sakhalinsk	The person belongs to the same group as the Company	31.03.2007	—	—
158.	Yegor Ye. Rodin	City of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—
159.	Eduard A. Rozhkov	City of Siktivkar, Republic of Komi	The person belongs to the same group as the Company	31.03.2007	—	—
160.	Vladimir A. Rokhmistrov	City of Orenburg	The person belongs to the same group as the Company	24.10.2008	—	—
161.	Valery A. Roshchin	City of Nizhny Novgorod	The person belongs to the same group as the Company	17.05.2008	—	—
162.	Vladimir I. Rybakin	City of Nizhny Novgorod	The person belongs to the same group as the Company	27.04.2009	—	—
163.	Valery P. Ryzhy	Moscow	The person belongs to the same group as the Company	05.12.2008	—	—

164.	Olga Ye. Rykolenko	City of Yalta, Republic of Crimea, Ukraine	The person belongs to the same group as the Company	31.03.2007	—	—
165.	Vladimir V. Salukov	City of Krasnodar	The person belongs to the same group as the Company	31.03.2007	—	—
166.	Anna V. Sellik	St. Petersburg	The person belongs to the same group as the Company	21.07.2009	—	—
167.	Sergey V. Semenov	Moscow	The person belongs to the same group as the Company	04.07.2008	—	—
168.	Aleksey M. Skrylnikov	City of Vladivostok	The person belongs to the same group as the Company	31.03.2007	—	—
169.	Andrey B. Sobolev	City of Orenburg	The person belongs to the same group as the Company	20.01.2009	—	—
170.	Vladimir A. Sokolov	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
171.	Igor S. Sopov	City of Veliky Novgorod	The person belongs to the same group as the Company	31.03.2007	—	—
172.	Sergey V. Statkevich	St. Petersburg	The person belongs to the same group as the Company	31.03.2007	—	—
173.	Viktor V. Stolyarov	City of Novosibirsk	The person belongs to the same group as the Company	31.03.2007	—	—
174.	Aleksey S. Sukontsev	City of Novosibirsk	The person belongs to the same group as the Company	28.02.2008	—	—
175.	Georgy M. Sushilin	Moscow	The person belongs to the same group as the Company	10.05.2007	—	—
176.	Kirill S. Terentyev	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
177.	Yury A. Terentyev	City of Barnaul	The person belongs to the same group as the Company	05.09.2008	—	—

178.	Evgeny A. Ustinov	Moscow	The person belongs to the same group as the Company	21.11.2008	—	—
179.	Valery V. Utkin	City of Tver	The person belongs to the same group as the Company	04.12.2007	—	—
180.	Anatoly Ya. Ufimkin	City of Yekaterinburg	The person belongs to the same group as the Company	31.03.2007	—	—
181.	Mikhail A. Khoteyev	City of Saratov	The person belongs to the same group as the Company	29.11.2008	—	—
182.	Yevgeny P. Chirkov	City of Irkutsk	The person belongs to the same group as the Company	28.05.2008	—	—
183.	Galina A. Chueva	City of Ryazan	The person belongs to the same group as the Company	01.03.2008	—	—
184.	Vladimir N. Shapovalov	City of Irkutsk	The person belongs to the same group as the Company	31.03.2007	—	—
185.	Oleg S. Shedenkov	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—
186.	Oleg I. Shepelev	City of Ivanovo	The person belongs to the same group as the Company	31.03.2007	—	—
187.	Alexander P. Shipulin	City of Krasnodar	The person belongs to the same group as the Company	09.06.2009	—	—
188.	Vladimir I. Yurkin	City of Vladimir	The person belongs to the same group as the Company	31.03.2007	—	—
189.	Vladimir E. Yuryev	City of Vladivostok	The person belongs to the same group as the Company	04.03.2008	—	—
190.	Ilgiz R. Yakupov	city of Ufa	The person belongs to the same group as the Company	30.06.2008	—	—
191.	Roman Yu. Yankovsky	Moscow	The person belongs to the same group as the Company	26.12.2007	—	—

II. Changes in the List of Affiliated Persons which took place within the period from 01 07 2009 to 30 09 2009

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
1	The Collective Executive Body was elected	01.08.2009	30.09.2009

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Andrei Yu. Baklykov	Moscow	Member of the Collective Executive Body	01.07.2009	—	—
Yevgeny V. Gerasimov	St. Petersburg	Member of the Collective Executive Body	01.07.2008	—	—
Anton Yu. Kolpakov	St. Petersburg	Sole Executive Body Member of the Collective Executive Body	04.06.2009 04.06.2009	—	—
Rodion S. Levochka	Moscow	Member of the Collective Executive Body	01.07.2008	—	—
Stanislav E. Miron	Moscow	Member of the Collective Executive Body	11.03.2009	—	—
Vladimir K. Mironov	St. Petersburg	Member of the Collective Executive Body	01.07.2008	—	—
Olga N. Rumyantseva	Moscow	Member of the Collective Executive Body	01.07.2008	—	—
Galina. V. Rysakova	Moscow	Member of the Collective Executive Body	01.07.2008	—	—
Dmitry V. Sigalov	St. Petersburg	Member of the Collective Executive Body	01.07.2008	—	—
Vladimir V. Terekhov	St. Petersburg	Member of the Collective Executive Body	01.07.2008	—	—
Pavel G. Tereshchenko	St. Petersburg	Member of the Collective Executive Body	19.09.2008	—	—
Roman A. Frolov	Moscow Region	Member of the Collective Executive Body	01.07.2008	—	—
Anton A. Khozyainov	Moscow	Member of the Collective Executive Body	22.05.2009	—	—

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Andrei Yu. Baklykov	Moscow	Member of the Collective Executive Body	01.08.2009	—	—
Vyacheslav V. Volkov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
Yevgeny V. Gerasimov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
Victor V. Iudin	Moscow Region	Member of the Collective Executive Body	01.08.2009	—	—

Anton Yu. Kolpakov	St. Petersburg	Sole Executive Body Member of the Collective Executive Body	04.06.2009 04.06.2009	—	—
Vladimir K. Mironov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
Galina. V. Rysakova	Moscow	Member of the Collective Executive Body	01.08.2009	—	—
Dmitry V. Sigalov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
Vladimir V. Terekhov	St. Petersburg	Member of the Collective Executive Body	01.08.2009	—	—
Roman A. Frolov	Moscow Region	Member of the Collective Executive Body	01.08.2009	—	—
Anton A. Khozyainov	Moscow	Member of the Collective Executive Body	01.08.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
2	Closed Joint Stock Company “Rosmedia” was included in the List of Affiliated Persons	21.07.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Closed Joint Stock Company “Rosmedia”	20 Borovaya St. bldg. “A”, city of St. Petersburg, 191119	The entity belongs to the same group as the Company: CJSC “Rosmedia” is indirectly controlled by OJSC “Rostelecom”	21.07.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
3	Limited Liability Company “Istochnik and Co” was included in the List of Affiliated Persons	18.08.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Limited Liability Company “Istochnik and Co”	Bekasovo Training Center, town Naro-Fominsk, Naro-Fominsk district, Moscow region, 143380	The entity belongs to the same group as the Company: LLC “Istochnik and Co” is indirectly controlled by OJSC “Rostelecom”	18.08.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
4	Viktor M. Kaledin was excluded from the List of Affiliated Persons because of the expiration of his term as a Sole Executive Body of CJSC “Zebra Telecom”	01.07.2009	30.09.2009

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Viktor M. Kaledin	Moscow	The person belongs to the same group as the Company	31.03.2007	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
5	Sergey V. Kudrin was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of CJSC “Zebra Telecom”	01.07.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Sergey V. Kudrin	Moscow	The person belongs to the same group as the Company	01.07.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
6	Anna V. Sellik was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of CJSC “Rosmedia”	21.07.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Anna V. Sellik	St. Petersburg	The person belongs to the same group as the Company	21.07.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
7	Mariya A. Bormotova was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of LLC “Istochnik and Co”	18.08.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Mariya A. Bormotova	Moscow Region	The person belongs to the same group as the Company	18.08.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
8	Alexander V. Ivanov was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of CJSC”RTComm-Sibir”	24.07.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Alexander V. Ivanov	City of Novosibirsk	The person belongs to the same group as the Company	24.07.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
9	Yevgeny V. Yegorshin was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of LLC”RTComm-Yug”	03.07.2009	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Yevgeny V. Yegorshin	City of Rostov-on-Don	The person belongs to the same group as the Company	03.07.2009	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
10	Ilgiz R. Yakupov was included in the List of Affiliated Persons because of his appointment as a Sole Executive Body of LLC”BASHRTCOMM”	30.06.2008	30.09.2009

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Ilgiz R. Yakupov	city of Ufa	The person belongs to the same group as the Company	30.06.2008	—	—